Exhibit 12.1

BANCORPSOUTH, INC.

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

(Unaudited)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings
Earnings from continuing operations before income taxes	$117,547	$42,044	$14,237	$112,834	$174,354
Add: fixed charges (with deposit interest)	74,067	105,293	143,820	172,857	267,634
Less: capitalized interest	(76)	(216)	(155)	(208)	(804)

Earnings with deposit interest	$191,538	$147,121	$157,902	$285,483	$441,184

Earnings from continuing operations before income taxes	$117,547	$42,044	$14,237	$112,834	$174,354
Add: fixed charges (without deposit interest)	15,462	17,727	21,058	27,802	53,430
Less: capitalized interest	(76)	(216)	(155)	(208)	(804)

Earnings without deposit interest	$132,933	$59,555	$35,140	$140,428	$226,980

Fixed Charges
Interest on deposits	$58,605	$87,566	$122,762	$145,055	$214,204
Other interest	13,228	15,374	18,858	25,460	50,373
Amortization of debt issuance costs	154	154	154	154	154
Capitalized interest	76	216	155	208	804
Rental expense(a)	2,004	1,983	1,891	1,980	2,099

Fixed charges (with deposit interest)	$74,067	$105,293	$143,820	$172,857	$267,634
Fixed charges (without deposit interest)	$15,462	$17,727	$21,058	$27,802	$53,430

Ratios
Earnings to fixed charges:
Including interest on deposits	2.59	1.40	1.10	1.65	1.65
Excluding interest on deposits	8.60	3.36	1.67	5.05	4.25

(a)	The proportion deemed representative of the interest factor.